UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35518

Supernus Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

9715 Key West Avenue

Rockville, MD 20850

(301) 838-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note: Effective November 2, 2026, pursuant to that certain Agreement and Plan of Merger, dated as of August 1, 2026, by and among Indivior Pharmaceuticals, Inc., a Delaware corporation (“Indivior”), Artemis Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Indivior (“Merger Sub”), and Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Indivior (renamed “Supernus, Inc.”). This Form 15 is filed to terminate the registration of the Company’s common stock, par value $0.001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended, and to suspend the Company’s duty to file reports under Sections 13 and 15(d) of such Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Supernus Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUPERNUS PHARMACEUTICALS, INC.

Date: November 12, 2026	By:	/s/ Jack A. Khattar
Name: Jack A. Khattar
Title: President and Chief Executive Officer